EXHIBIT 99.1

Quantum Biopharma Ltd. (formerly, FSD Pharma Inc.)

Condensed consolidated interim financial statements

For the three and nine months ended September 30, 2024, and 2023

[unaudited] [expressed in United States dollars, except per share amounts]

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
[Unaudited] [expressed in United States dollars]

As at		September 30,	December 31,
		2024	2023
	Notes	$	$
ASSETS
Current assets
Cash and cash equivalents		3,120,226	2,757,040
Other receivables	3	104,204	228,764
Prepaid expenses and deposits	4	150,325	155,413
Short-term investments	6	3,485,424	756,100
Finance receivables, net	5	6,983,513	7,187,988
		13,843,692	11,085,305

Non-current assets
Equipment, net		64,909	87,583
Long-term investments	6	5,926	6,049
Right-of-use asset, net		72,374	32,838
Finance receivables, net	5	—	907,366
Intangible assets, net	7	5,039,901	5,355,687
Total assets		19,026,802	17,474,828

LIABILITIES
Current liabilities
Trade and other payables	8,18	3,307,936	4,195,029
Lease obligations		72,475	38,650
Warrants liability	9	75	31,338
Notes payable	10	300,549	300,549
Total liabilities		3,681,035	4,565,566

SHAREHOLDERS' EQUITY
Class A Multiple Voting Share capital	11	151,701	151,622
Class B Subordinate Voting Share capital	11	148,929,236	137,626,863
Warrants	11	1,997,759	2,723,356
Contributed surplus		31,128,922	30,225,741
Foreign exchange translation reserve		833,061	417,341
Accumulated deficit		(166,750,621)	(157,908,160)
Equity attributable to shareholders of the Company		16,290,058	13,236,763
Non-controlling interests	13	(944,291)	(327,501)
		15,345,767	12,909,262
Total liabilities and shareholders’ equity		19,026,802	17,474,828

Going concern	1
Commitments and contingencies	17
Subsequent events	20

On behalf of the Board:

"Signed"	"Signed"
Director - Zeeshan Saeed	Director - Eric Hoskins

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

2

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.) CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE LOSS For the three and nine months ended September 30, 2024, and 2023
[unaudited] [expressed in United States dollar]

		Three months ended September 30,		Nine months ended September 30,
		2024	2023	2024	2023
	Notes	$	$	$	$
Expenses
General and administrative	15	3,250,030	3,071,889	7,479,525	7,659,424
External research and development fees		744,802	(32,985)	1,803,048	3,889,139
Share-based payments	12	65,424	126,163	234,691	3,736,091
Depreciation and amortization	7	120,814	146,810	377,768	2,384,099
Impairment loss		—	—	—	4,319,619
Total operating expenses		4,181,070	3,311,877	9,895,032	21,988,372

Loss from operations		(4,181,070)	(3,311,877)	(9,895,032)	(21,988,372)

Interest income	16	(163,868)	(174,068)	(440,816)	(632,572)
Finance expense (income), net		10,371	(380)	31,142	287
(Gain) loss on settlement of debt	11	(12,320)	—	5,156	—
Gain on measurement of financial liability		—	(2,012,093)	—	(4,939,015)
(Gain) loss on change in fair value of derivative liability	9	74	8,032	(31,263)	(113,211)
(Gain) loss on changes in fair value of investments	6	—	(2,168)	—	275,161
Net loss from operations		(4,015,327)	(1,131,200)	(9,459,251)	(16,579,022)

Other comprehensive loss
Items that may be subsequently reclassified to loss:
Exchange gain on translation of foreign operations		749,564	267,348	415,720	49,859
Comprehensive loss		(3,265,763)	(863,852)	(9,043,531)	(16,529,163)

Net loss attributable to:
Equity owners of the Company		(3,827,170)	(1,059,838)	(8,842,461)	(16,507,660)
Non-controlling interests	13	(188,157)	(71,362)	(616,790)	(71,362)
		(4,015,327)	(1,131,200)	(9,459,251)	(16,579,022)

Net loss per share
Basic and diluted	14	$(4.37)	$(1.88)	$(11.06)	$(27.17)

Weighted average number of shares outstanding – basic and diluted	14	917,848	602,962	855,294	610,195

The accompanying notes are an integral part of these condensed consolidated interim financial statements

3

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.) CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the nine months ended September 30, 2024 and 2023
[expressed in United States dollars, except number of shares]

	Class A Multiple Voting Shares		Class B Subordinate Voting Shares		Warrants		Contributed surplus	Non-controlling interests	Foreign exchange translation reserve	Accumulated deficit	Total
	#	$	#	$	#	$	$	$	$	$	$
Balance, December 31, 2022	2	151,588	592,372	143,258,972	99,725	2,142,400	28,500,924	—	652,601	(144,164,265)	30,542,220
Initial recognition of non-controlling interests	—	—	—	—	—	—	—	(24,467)	—	(40,583)	(65,050)
Share repurchase [note 11]	—	—	(29,303)	(7,165,356)	—	—	—	—	—	4,207,540	(2,957,816)
Share-based payments [note 12]	—	—	280	16,000	—	—	2,383,745	6,303	—	—	2,406,048
Share options exercised [note 11]	—	—	323	33,247	—	—	(13,000)	—	—	—	20,247
PSUs converted to shares [note 11,12]	—	—	41,848	1,464,000	—	—	(1,464,000)	—	—	—	—
Warrants issued [note 11]	—	—	—	—	61,154	1,330,043	—	—	—	—	1,330,043
Warrants expired [note 11	—	—	—	—	(2,047)	(791,807)	791,807	—	—	—	—
Comprehensive loss for the period	—	—	—	—	—	—	—	(71,362)	49,859	(16,507,660)	(16,529,163)
Balance, September 30, 2023	2	151,588	605,520	137,606,863	158,832	2,680,636	30,199,476	(89,526)	702,460	(156,504,968)	14,746,529

Balance, December 31, 2023	2	151,622	605,796	137,626,863	158,831	2,723,356	30,225,741	(327,501)	417,341	(157,908,160)	12,909,262
Shares issued [note 11]	10	79	956,935	9,185,073	—	—	—	—	—	—	9,185,152
Shares for debt [note 11,12]	—	—	292,477	1,983,728	—	—	—	—	—	—	1,983,728
Share-based payments [note 12]	—	—	—	—	—	—	234,691	—	—	—	234,691
Warrants expired [note 11]	—	—	—	—	(20,769)	(286,189)	286,189	—	—	—	—
Warrants cancelled [note 11]	—	—	—	—	(7,692)	(439,408)	439,408	—	—	—	—
Exercise of options [note 11,12]	—	—	1,446	102,563	—	—	(26,098)	—	—	—	76,465
RSUs converted to shares [note 11,12]	—	—	7,500	31,009	—	—	(31,009)	—	—	—	—
Comprehensive loss for the period	—	—	—	—	—	—	—	(616,790)	415,720	(8,842,461)	(9,043,531)
Balance, September 30, 2024	12	151,701	1,864,154	148,929,236	130,370	1,997,759	31,128,922	(944,291)	833,061	(166,750,621)	15,345,767

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

4

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN CASH FLOWS
For the nine months ended September 30, 2024, and 2023 [unaudited] [expressed in United States dollar]

	2024	2023
	$	$
Operating activities
Net loss from operations	(9,459,251)	(16,579,022)
Add (deduct) items not affecting cash
Depreciation and amortization	377,768	2,384,099
Interest expense	31,142	21,201
Share-based payments	234,691	3,736,091
Change in fair value of investments	—	275,161
Change in fair value of derivative liability	(31,263)	(113,211)
Unrealized foreign exchange (gain) loss	414,491	—
Loss on settlement of debt	5,156	—
Gain on measurement of financial liability	—	(4,939,015)
Impairment loss	—	4,319,619
Changes in non-cash working capital balances
Finance receivables	1,111,841	(634,080)
Other receivables	124,560	174,139
Prepaid expenses and deposits	5,088	123,771
Note receivable	—	(219,082)
Trade and other payables	1,145,060	1,474,719
Cash used in operating activities	(6,040,717)	(9,975,610)

Investing activities
Redemption of investments	738,000	—
Purchase of investments	(3,485,424)	(744,500)
Net cash upon control of subsidiary	—	31,783
Proceeds from sale of investments	—	443,138
Cash (used in) provided by investing activities	(2,747,424)	(269,579)

Financing activities
Shares repurchase	—	(2,957,816)
Proceeds from issuance of shares, net	9,185,152	—
Proceeds from loan payable	—	—
Payment of lease obligation	(33,825)	(163,803)
Share options exercised	—	20,247
Cash (used in) provided by financing activities	9,151,327	(3,101,372)

Net increase (decrease)	363,186	(13,346,561)
Cash and cash equivalents, beginning of the period	2,757,040	16,980,472
Cash and cash equivalents, end of the period	3,120,226	3,633,911

Non-cash transactions
Shares issued for debt	1,983,728	—
Exercise of options - shares issued for services	102,563	—
Recognition of right of use asset	78,949	—
RSUs converted to shares	31,009	—

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

5

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and nine months ended September 30, 2024, and 2023

1. Nature of business

Quantum BioPharma Ltd. (formerly, FSD Pharma Inc.) (“Quantum” or the “Company”) is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative, inflammatory and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly-owned subsidiary, Lucid Psycheceuticals Inc. ("Lucid"), Quantum is focused on the research and development of its lead compound, Lucid-MS (formerly Lucid-21-302) ("Lucid-MS"). Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. Quantum is also focused on the research and development of a treatment for alcohol misuse for application in hospitals and other medical practices. Quantum maintains a portfolio of strategic investments through its wholly-owned subsidiary, FSD Strategic Investments Inc., which represent loans secured by residential property.

The Company’s registered office is located at 55 University Avenue, Suite 1003, Toronto, Ontario, M5J 2H7. On August 15, 2024, the Company consolidated its Class A Multiple Voting Shares and Class B Subordinate Voting Shares (each as defined hereinafter) on a 65:1 basis and changed its name to "Quantum BioPharma Ltd." with a new trading symbol "QNTM" on both NASDAQ and CSE.

On July 31, 2023, the Company entered into an exclusive intellectual property license agreement (the “License Agreement”) with Celly Nutrition Corp. (“Celly”). The License Agreement provides Celly access to proprietary information for the purposes of consumer product development and marketing. The License Agreement grants Celly the rights to a proprietary formulation of natural ingredients, vitamins, and minerals to help with liver and brain function for the purposes of potentially quickly relieving from the effects of alcohol consumption, such as inebriation, and restoring normal lifestyle. The License Agreement also grants Celly rights to certain trademarks. In exchange, Quantum received 200,000,000 common shares in the capital of Celly following a 2:1 share-split. The Company also received an anti-dilution Warrant Certificate that entitles Quantum to purchase up to 25% of the common shares deemed outstanding less the 200,000,000 common shares issued under the License Agreement and from time to time as a result of any partial exercise under the anti-dilution Warrant Certificate. Quantum is also entitled to certain license fees and royalties under the License Agreement. Through the License Agreement, Quantum acquired 34.66% of Celly. On July 31, 2023, the Company and Celly entered into a loan agreement for gross proceeds of C$1,000,000. The loan was funded on August 1, 2023, and accrues interest at a rate of 10% per annum. Interest is payable annually and the loan matures on July 31, 2026. In November 2023, through the Plan of Arrangement the Company distributed 703,270 of its 3,076,923 shares of Celly to its shareholders. The condensed consolidated interim financial statements incorporate the assets and liabilities of Celly as of September 30, 2024, and the results of operations and cash flows for the three and nine months ended September 30, 2024 [Note 2(c)]. As of September 30, 2024, the Company had a 24.15% (December 31, 2023 - 26.15%) ownership interest in Celly through common shares held in Celly.

Going concern

The condensed consolidated interim financial statements of the Company for the three and nine months ended September 30, 2024, and 2023, have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of operations. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

The Company is in the preliminary stages of its planned operations and has not yet determined whether its processes and business plans are economically viable. The continued operations of the Company and the recoverability of amounts shown for intangible assets are dependent upon the ability of the Company to obtain sufficient financing to complete the research and development program of Lucid-MS. As well as fund the research and development of a treatment for alcohol misuse for application in hospitals and other medical practices.

6

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and nine months ended September 30, 2024, and 2023

As at September 30, 2024, the Company had an accumulated deficit of $166,750,621 (December 31, 2023 - $157,908,160) and working capital of $10,162,657 (December 31, 2023 - $6,519,739), and incurred net loss of $9,459,251 (2023 - $16,579,022) for the nine months ended September 30, 2024. Whether, and when, the Company can attain profitability and positive cash flows from operations is subject to material uncertainty. The application of the going concern assumption is dependent upon the Company’s ability to generate future profitable operations and obtain necessary financing to do so. The Company will need to raise additional capital to fund its planned operations and meet its obligations. While the Company has been successful in obtaining financing to date and believes it will be able to obtain sufficient funds in the future and ultimately achieve profitability and positive cash flows from operations, there can be no assurance that the Company will achieve profitability and be able to do so on terms favourable for the Company. The above events and conditions indicate there is a material uncertainty that casts substantial doubt about the Company’s ability to continue as a going concern.

Subsidiaries

These condensed consolidated interim financial statements are comprised of the financial results of the Company and its subsidiaries, which are the entities over which the Company has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and can affect those returns through its power over the investee. The Company has the following subsidiaries:

		Ownership percentage as at	Ownership percentage as at
Entity Name	Country	September 30, 2024	December 31, 2023
		%	%
FSD Biosciences Inc.	USA	100.00	100.00
Prismic Pharmaceuticals Inc.	USA	100.00	100.00
FV Pharma Inc.	Canada	100.00	100.00
Lucid Psycheceuticals Inc.	Canada	100.00	100.00
FSD Strategic Investments Inc.	Canada	100.00	100.00
FSD Pharma Australia Pty Ltd	Australia	100.00	100.00
Celly Nutrition Corp.	Canada	24.15	26.15
Huge Biopharma Australia Pty Ltd	Australia	100.00	-

Non-controlling interests (“NCI”) represent ownership interests in consolidated subsidiaries by parties that are not shareholders of the Company. They are shown as a component of total equity in the condensed consolidated interim statements of financial position, and the share of income (loss) attributable to non-controlling interests is shown as a component of net income (loss) in the condensed consolidated interim statements of loss and comprehensive loss. Changes in the parent company’s ownership that do not result in a loss of control are accounted for as equity transactions.

2. Basis of presentation

[a] Statement of compliance

These condensed consolidated interim financial statements (“financial statements”) were prepared using the same accounting policies and methods as those used in the Company’s audited consolidated financial statements for the year ended December 31, 2023. These financial statements have been prepared in compliance with IAS 34 – Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been omitted or condensed. These financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2023.

7

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and nine months ended September 30, 2024, and 2023

These financial statements were approved and authorized for issuance by the Board of Directors (the “Board”) of the Company on November 5, 2024.

[b] Functional currency and presentation currency

The financial statements of each company within the consolidated group are measured using their functional currency, which is the currency of the primary economic environment in which an entity operates. These condensed consolidated interim financial statements are presented in United States dollars ("USD"), which is the Company’s functional and presentation currency for all periods presented. The Company’s functional currency is the United States dollar and the functional currencies of its subsidiaries are as follows:

FSD Biosciences Inc.	United States Dollar
Prismic Pharmaceuticals Inc.	United States Dollar
FV Pharma Inc.	Canadian Dollar
Lucid Psycheceuticals Inc.	Canadian Dollar
FSD Strategic Investments Inc.	Canadian Dollar
FSD Pharma Australia Pty Ltd	Australian Dollar
Celly Nutrition Corp.	Canadian Dollar
Huge Biopharma Australia Pty Ltd	Australian Dollar

[c] Use of estimates and judgments

The preparation of these financial statements in conformity with IFRS requires management to make estimates, judgements and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, consistent with those disclosed in the audited consolidated financial statements for the year ended December 31, 2023, and described in these financial statements. Actual results could differ from these estimates.

Estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Disclosure of interests in other entities

To assess the investment in Celly, judgment was required to determine if the Company has significant influence or control of Celly. The Company considered the relevant guidance in IFRS 10 – Consolidated Financial Statements, IAS 24 – Related Party Disclosures and IAS – 28 Investments in Associates and Joint Ventures.

Judgment is applied in determining when the Company controls an investment even if the Company holds less than a majority of the investee’s voting rights (the existence of de facto control). The Company concluded it has control of Celly even though the Company only held 24.15% of the voting rights as of September 30, 2024 (December 31, 2023 – 26.15%). The Company concluded it has control of Celly as the Company, together with persons or entities considered to be de facto agents of the Company, held a combined 63.65% (December 31, 2023 - 52.05%) of the voting rights of Celly. In addition, key management personnel of the Company hold three of the four board of director positions of Celly. The assessment of control is performed on a continuous basis. The Company determined that it obtained control of Celly on July 31, 2023, and control was maintained from July 31, 2023, through September 30, 2024. Celly is significantly dependent on the Company as a result of the License Agreement and the loan. The NCI component of Celly is included as a separate component in equity (Note 13).

8

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and nine months ended September 30, 2024, and 2023

New standards, amendments and interpretations not yet adopted by the Company

IFRS 16 – Leases (“IFRS 16”)

In September 2022, the IASB issued amendments to IFRS 16, Leases, which add to requirements explaining how a company accounts for a sale and leaseback after the date of the transaction.

The amendments are effective for annual reporting periods beginning on or after January 1, 2024. Earlier application is permitted. The amendment did not have a material impact on the financial statements.

All other IFRSs and amendments issued but not yet effective have been assessed by the Company and are not expected to have a material impact on the financial statements.

3. Other receivables

The Company’s other receivables are comprised of the following:

	September 30, 2024	December 31, 2023
	$	$
Sales tax recoverable	70,478	209,550
Interest receivable	28,852	15,511
Other receivables	4,874	3,703
	104,204	228,764

4. Prepaid expenses and deposits

The Company’s prepaid expenses and deposits include the following:

	September 30, 2024	December 31, 2023
	$	$
Research and development	46,809	30,705
Insurance	58,708	60,999
Other prepaids and deposits	44,808	63,709
	150,325	155,413

5. Finance receivables

Finance receivables consist of secured loan receivables measured at amortized cost, net of allowance for expected credit losses.

Finance receivables as at September 30, 2024 are as follows:

$
Balance – January 1, 2024	8,095,354
Add: Additions	2,452,033
Add: Interest income	397,939
Less: Interest payments	(367,346)
Less: Principal payments	(3,390,767)
Effects of foreign exchange	(203,700)
Balance – September 30, 2024	6,983,513
Current	6,983,513
Non-current	-
Balance – September 30, 2024	6,983,513

9

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and nine months ended September 30, 2024, and 2023

Allowances for expected credit losses as at September 30, 2024, were $nil (December 31, 2023 - $nil). Finance receivables earn fees at fixed rates and have an average term to maturity of two years from the date of issuance. The loans are secured by residential property with a first or second collateral mortgage on the secured property, except for the loan issued to a related party. Loans are issued up to 55% of the initial appraised value of the secured property at the time of issuance.

Finance receivables include the following as at September 30, 2024:

$
Minimum payments receivable	6,647,037
Unearned income	336,476
Net investment	6,983,513
Allowance for credit losses	—
Finance receivables, net	6,983,513

As at September 30, 2024, all loans were classified at amortized cost.

6. Investments

The following tables outline changes in investments during the periods:

Entity	Instrument	Note	Balance at December 31, 2023	Additions	Redemptions	Effects of foreign exchange	Balance at September 30, 2024
			$	$		$	$
A2ZCryptoCap Inc.	Shares	(i)	6,049	—	—	(123)	5,926
Royal Bank of Canada	GIC	(ii)	756,100	—	(738,000)	(18,100)	—
Royal Bank of Canada	GIC	(iii)	—	2,985,424	—	—	2,985,424
Bank of Montreal	GIC	(iv)	—	500,000	—	—	500,000
			762,149	3,485,424	(738,000)	(18,223)	3,491,350

						Current	3,485,424
						Non-Current	5,926
							3,491,350

(i) A2ZCryptoCap Inc. (“A2Z”)

On June 23, 2022, the Company acquired 80,000 shares of A2Z for C$0.10 per share. As at September 30, 2024, the fair value of the shares was determined based on the quoted market price of the shares of C$0.10 per share (December 31, 2023 – C$0.10). The shares have been classified as level 1 within the fair value hierarchy – quoted market price.

(ii) On August 9, 2023, the Company purchased a Guaranteed Investment Certificate (“GIC”) in the amount of $744,500 from Royal Bank of Canada (“RBC”) with a maturity date of August 9, 2024. The GIC pays variable interest based on RBC’s Prime Interest Rate minus 2.00%. The GIC has been classified as level 2 – valuation technique with observable market inputs. During the nine months ended September 30, 2024, the Company redeemed the full amount for gross proceeds of $738,000. The balance outstanding as at September 30, 2024 is $nil.

iii) During the nine months ended September 30, 2024, the Company purchased four GICs for a total amount of $2,985,424 from RBC with maturity dates ranging from February 14, 2025, to September 12, 2025. The GICs pay variable interest ranging from 4.00% to 4.45% per annum. As of September 30, 2024, the total balance outstanding, including interest accrued of $28,852 is $3,014,276. The GICs have been classified as level 2 – valuation technique with observable market inputs.

iv) During the nine months ended September 30, 2024, the Company purchased a GIC in the amount of $500,000 from Bank of Montreal (BMO) with a maturity date of October 11, 2024. The GIC pays variable interest of 4.50% per annum. As of September 30, 2024, the total balance outstanding, including interest accrued of $1,171 is $501,171. The GIC has been classified as level 2 – valuation technique with observable market inputs.

10

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and nine months ended September 30, 2024, and 2023

7. Intangible assets

Intangible assets as at September 30, 2024 are as follows:

Cost	Innovet	Prismic	Lucid	Total
As at December 31, 2022	750,000	19,201,493	6,314,571	26,266,064
Impairment	(750,000)	(19,201,493)	—	(19,951,493)
As at December 31, 2023 and September 30, 2024	—	—	6,314,571	6,314,571

Accumulated amortization
As at December 31, 2022	229,933	13,457,622	538,220	14,225,775
Amortization	39,971	1,904,348	420,664	2,364,983
Impairment	(269,904)	(15,361,970)	—	(15,631,874)
As at December 31, 2023	—	—	958,884	958,884
Amortization	—	—	315,786	315,786
As at September 30, 2024	—	—	1,274,670	1,274,670

Net book value
As at December 31, 2023	—	—	5,355,687	5,355,687
As at September 30, 2024	—	—	5,039,901	5,039,901

The Company’s intangible asset for Lucid represents the license agreement with the University Health Network giving the Company world-wide exclusive rights to the Lucid-MS compound and related patents.

8. Trade and other payables

Trade and other payables consist of the following:

	September 30, 2024	December 31, 2023
	$	$
Trade payables	1,349,552	3,240,658
Accrued liabilities (i)	1,958,384	954,371
	3,307,936	4,195,029

(i) Accrued liabilities consist of the following:

	September 30, 2024	December 31, 2023
	$	$
Operational expenses	1,343,340	71,953
Professional and other fees	205,851	473,225
Accrued interest	409,193	409,193
	1,958,384	954,371

11

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and nine months ended September 30, 2024, and 2023

9. Warrants Liability

In August 2020, the Company issued 42,499 Class B Subordinate Voting Shares and 21,250 warrants to purchase Class B Subordinate Voting Shares for total cash proceeds of $9,999,997. Each warrant is exercisable to purchase one Class B Subordinate Voting Share of the Company at an exercise price of $276.90 per share and expire five years from the date of issuance. The fair value of these warrants is classified as Level 2 in the fair value hierarchy.

On initial recognition the Company determined that these warrants did not meet the IFRS definition of equity due to the exercise price being denominated in United States dollar, which was not the functional currency of the Company at the time resulting in variability in exercise price. The change in functional currency on October 1, 2020, was determined to be a change in circumstance and, as such, the Company has made an accounting policy choice to continue to recognize the warrants as a financial liability classified at fair value through profit or loss.

The fair value of the warrants liability as at September 30, 2024, was $75 (December 31, 2023 – $31,338) resulting in a gain on change in fair value of $31,263 for the nine months ended September 30, 2024 (2023 – $113,211). The fair value was determined using the Black-Scholes option pricing model and the following assumptions as at:

	September 30, 2024	December 31, 2023
Share price	$4.00	$59.80
Exercise price	$276.90	$276.90
Expected dividend yield	-	-
Risk free interest rate	2.94%	3.91%
Expected life	0.85	1.60
Expected volatility	136%	66%

10. Notes payable

As at September 30, 2024, the Company has total notes payable balance of $300,549 (December 31, 2023 - $300,549). During the nine months ended September 30, 2024, the Company issued a note payable of $290,387 (AUD $440,000) to RH Capital Finance CO LLC, with an interest rate of 16.0% per annum and maturing in June 2024. During the nine months ended September 30, 2024, the Company accrued interest of $30,547 (AUD $34,941). The total balance including interest was received during the nine months ended September 30, 2024, and there was no balance remaining as of September 30, 2024. This loan allowed the Company to access liquidity with respect to the Australian tax rebate scheme structure. The remaining note payable balance of $300,549 was assumed on acquisition of Prismic and is due on demand.

11. Share capital

[a] Authorized

The Company is authorized to issue an unlimited number of class A multiple voting shares ("Class A Multiple Voting Shares") and an unlimited number of class B subordinate voting shares ("Class B Subordinate Voting Shares"), all without par value. All shares are ranked equally regarding the Company's residual assets.

The Class B Subordinate Voting Shares are “restricted securities” within the meaning of such term under applicable Canadian securities laws, as these securities do not carry equal voting rights as compared with the Class A Multiple Voting Shares.

The holders of Class A Multiple Voting Shares are entitled to 276,660 votes per Class A Multiple Voting Share held. Class A Multiple Voting Shares are held by the Chief Executive Officer (“CEO”), President, Executive Co-Chairman of the Board and the Director and Executive Co-Chairman of the Board. The holders of Class B Subordinate Voting Shares are entitled to one (1) vote per share held.

12

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and nine months ended September 30, 2024, and 2023

[b] Issued and outstanding

During the nine months ended September 30, 2024, the Company consolidated its shares on a 65:1 basis, and the effect was applied retroactively for all comparative periods presented.

Reconciliation of the Company’s share capital is as follows, adjusted for the share consolidation:

	Class A Multiple Voting Shares		Class B Subordinate Voting Shares		Warrants
	#	$	#	$	#	$
Balance, December 31, 2022	2	151,588	592,372	143,258,972	99,725	2,142,400
Shares repurchase [a]	—	—	(29,303)	(7,165,356)	—	—
Warrants issued [b]	—	—	—	—	61,154	1,330,043
PSU converted to shares [c]	—	—	41,848	1,464,000	—	—
Share options exercised [d]	—	—	323	33,247	—	—
Share-based payments [e]	—	—	280	16,000	—	—
Warrants expired [f]	—	—	—	—	(2,047)	(791,807)
Balance, September 30, 2023	2	151,588	605,520	137,606,863	158,832	2,680,636

Balance, December 31, 2023	2	151,622	605,796	137,626,863	158,831	2,723,356
Shares issued [g]	10	79	956,935	9,185,073	—	—
Shares for debt [h]	—	—	292,477	1,983,728	—	—
Warrants expired [i]	—	—	—	—	(20,769)	(286,189)
Share options exercised [j]	—	—	1,446	102,563	—	—
Warrants cancelled [k]	—	—	—	—	(7,692)	(439,408)
RSU converted to shares [l]	—	—	7,500	31,009	—	—
Balance, September 30, 2024	12	151,701	1,864,154	148,929,236	130,370	1,997,759

Activity during the nine months ended September 30, 2023:

[a]	During the nine months ended September 30, 2023, the Company repurchased and canceled 29,303 Class B Subordinate Voting Shares at prevailing market prices as part of its share repurchase program.

[b]

During the nine months ended September 30, 2023, the Company issued 61,154 warrants for consulting services with a fair value of $1,384,969. The Company recognized $1,330,043 as expense during the nine months ended September 30, 2023, with the remaining $54,926 to be recognized over the vesting period of certain warrants. The Company determined the fair value of the services received could not be measured reliably and determined the fair value using the Black-Scholes model.

[c]

During the nine months ended September 30, 2023, the Company converted 41,848 PSUs to Class B Subordinate Voting Shares following the completion of the vesting condition on January 6, 2023, the filing of the MS Phase 1 IND.

[d]	During the nine months ended September 30, 2023, 323 share options were exercised with an exercise price of C$84.50 in exchange for 323 Class B Common shares.

[e]	During the nine months ended September 30, 2023, the Company issued 280 Class B Subordinate Voting Shares for services received during the period with a fair value of $16,000.

[f]	During the nine months ended September 30, 2023, 2,047 warrants expired unexercised.

13

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and nine months ended September 30, 2024, and 2023

Activity during the nine months ended September 30, 2024:

[g]

During the nine months ended September 30, 2024, the Company entered into an at-the-market offering agreement (the “ATM Agreement”) to sell Class B Subordinate Voting Shares, having an aggregate offering price up to $11,154,232. During the nine months ended September 30, 2024, the Company issued 956,935 common shares for gross proceeds of $9,612,409. A cash commission of $288,373 based on 3.0% of the aggregate gross proceeds, plus other trading expenses of $138,963, resulted in total share issuance costs of $427,336. The net proceeds were $9,185,073.

During the nine months ended September 30, 2024, the Company issued 10 Class A Multiple Voting Shares of the Company for total gross proceeds of approximately C$108.

[h]

In March 2024, the Company settled an aggregate of $524,324 (C$637,750) of amounts owing to an arm’s length creditor through the issuance of 9,231 Class B Subordinate Voting Shares at a price of $58.70 per Class B Subordinate Voting Share for total value of $541,800. Included in this amount is 846 Class B Subordinate Voting Shares issued pursuant to the conversion of RSUs, which vested immediately upon grant (Note 12). Each RSU entitled the holder to acquire one Class B Subordinate Voting Share of the Company upon vesting. The Company incurred a loss on settlement of debt of $17,476 as the share price on the date of issuance was higher than the price stated in the agreement.

In February 2024, the Company issued 605 Class B Subordinate Voting Shares at a deemed price of $55.90 per Class B Subordinate Voting Share to settle an aggregate amount of $33,636 owing to an arm’s length creditor.

In June 2024, the Company settled an aggregate of $109,614 (C$150,000) of amounts owing to arm’s length creditors through the issuance of 7,692 Class B Subordinate Voting Shares at a price of $14.25 per Class B Subordinate Voting Share for total value of $109,614. The agreements state that the creditors will accept shares as payment and settlement of debt, provided that upon selling the debt settlement shares, the creditors have received net proceeds from the sale equal to the debt. For any losses, if any, calculated as the total debt minus the net proceeds, shall be added back to the debt amount on a dollar-for-dollar basis by the amount of the loss.

In July and August 2024, the Company issued a total of 22,308 Class B Subordinate Voting Shares to settle debts owing to two arm’s length creditors to settle an aggregate of $244,049 at prices ranging from $4.71 to $14.32 per share. As at September 30, 2024, there were amounts remaining in payables for these creditors. There were no gains or losses recognized.

In July 2024, the Company issued a total of 2,308 Class B Subordinate Voting Shares to settle debts owing to an arm’s length creditor to settle an aggregate of $33,057 at a price of $14.32 per share. The Company recognized a gain on settlement of $12,321 and there were no amounts remaining in payables as at September 30, 2024.

In July 2024, the Company issued a total of 2,173 Class B Subordinate Voting Shares to settle debts owing to an arm’s length creditor to settle an aggregate of $24,866 at a price of $11.44 per share. There were no amounts remaining in payables as at September 30, 2024. There were no gains or losses recognized.

In September 2024, the Company completed debt settlements in the amount of $997,920 (C$1,350,000) to the Company’s executives through the issuance of 248,160 Class B Subordinate Voting Shares, at a deemed price of $4.02 (C$5.44) per Class B Subordinate Voting Share with a total value of $996,705. The difference was related to foreign exchange translation.

14

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and nine months ended September 30, 2024, and 2023

[i]	During the nine months ended September 30, 2024, 20,769 warrants expired unexercised.

[j]

During the nine months ended September 30, 2024, 1,446 share options were exercised with a price of $71.50 (C$97.50) in exchange for 1,446 Class B Common shares. The shares were issued in exchange for services.

[k]

On September 6, 2024, the Company cancelled an aggregate of 7,692 warrants with an exercise price of $97.50 to purchase Class B Subordinate Voting Shares, which were previously granted to a board member.

[l]

On September 6, 2024, the Company granted 7,500 RSUs to an arm’s length party with a price of $4.13 per unit for a total value of $31,009 based on the share price at the date of issuance. The total amount was recognized as share-based compensation expense as the RSUs vested immediately upon issuance and 7,500 Class B Subordinate Voting Shares were issued for the same value.

The changes in the number of warrants outstanding during the nine months ended September 30, 2024, and 2023:

	Number of warrants	Weighted average exercise price
	#	C$
Outstanding as at December 31, 2022	99,725	356.20
Issued	61,154	295.75
Expired	(2,047)	260.65
Outstanding as at September 30, 2023	158,832	333.45

Outstanding as at December 31, 2023	158,831	328.30
Cancelled	(7,692)	97.50
Expired	(20,769)	232.19
Outstanding as at September 30, 2024	130,370	399.64

Measurement of fair values

There were no warrants granted during the nine months ended September 30, 2024.

The fair value of the warrants issued during the nine months ended September 30, 2023, was estimated at the date of grant using the Black-Scholes option pricing model with the following inputs:

2023
Grant date share price	C$93.60 - C$148.85
Exercise price	C$97.50 - C$703.30
Expected dividend yield	—
Risk free interest rate	3.08% - 4.26%
Expected life	0.75 - 5 years
Expected volatility	64% - 109%

15

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and nine months ended September 30, 2024, and 2023

The following table is a summary of the Company’s warrants outstanding as at September 30, 2024:

		Exercise price	Number outstanding
Expiry Date		C$	#
February 27, 2025	(i)	155.69	6,154
February 27, 2025	(i)	355.87	6,154
February 27, 2025	(i)	711.74	3,077
May 15, 2025		97.50	577
May 15, 2025		195.00	577
May 23, 2025		97.50	769
March24,2025	(i)	155.69	6,154
March24,2025	(i)	355.87	6,154
March24,2025	(i)	711.74	3,077
May 4, 2025		1,737.65	57
May 10, 2025		1,737.65	29
May 17, 2025		1,737.65	57
May 31, 2025		1,737.65	29
June 8, 2025		627.25	23,077
August 6, 2025	(i)	503.56	21,249
October 20, 2025	(i)	294.48	53,147
January 16, 2026		1,737.65	26
January 20, 2026		1,737.65	6
		399.64	130,370

(i)	Warrants were issued in US$

12. Share-based compensation

The Company has established a share option plan (the “Option Plan”) for directors, officers, employees and consultants of the Company. The Company’s Board determines, among other things, the eligibility of individuals to participate in the Option Plan, the term and vesting periods, and the exercise price of options granted to individuals under the Option Plan.

Each share option converts into one common share of the Company on exercise. No amounts are paid or payable by the individual on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry.

[i] Share-based payment arrangements

During the nine months ended September 30, 2024, the Company granted a total of 54,308 (2023 – 38,277) share options, consisting of 12,308 granted to consultants of the Company exercisable at a price of $97.50 per unit and 42,000 granted to directors and certain consultants of the Company exercisable at prices ranging from $5.25 to $5.69 per unit.

During the nine months ended September 30, 2024, the Company cancelled an aggregate of 47,358 options, which were previously granted to board members, advisory board members, employees, advisors and consultants of the Company.

16

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and nine months ended September 30, 2024, and 2023

During the nine months ended September 30, 2024, 33,368 (2023 – 3,516) share options related to former officers and employees who are no longer with the Company expired. Individuals who are no longer with the Company have 30 days after their last day to exercise any vested share options. Vested options that remain unexercised after 30 days expired.

The changes in the number of share options outstanding during the nine months ended September 30, 2024, and 2023, were as follows:

	Number of options	Weighted average exercise price
	#	C$
Outstanding as at December 31, 2023	37,856	101.59
Granted	54,308	26.24
Exercised	(1,446)	97.50
Cancelled	(47,358)	95.84
Expired	(904)	352.83
Outstanding as at September 30, 2024	42,456	6.97
Exercisable as at September 30, 2024	34,123	7.30

	Number of options	Weighted average exercise price
	#	C$
Outstanding as at December 31, 2022	6,439	241.15
Granted	38,277	98.80
Forfeited	(1,900)	135.85
Exercised	(323)	84.50
Expired	(3,516)	303.55
Outstanding as at September 30, 2023	38,977	102.70
Exercisable as at September 30, 2023	37,546	100.10

Measurement of fair values

The fair value of share options granted during the nine months ended September 30, 2024, and 2023, were estimated at the date of grant using the Black-Scholes option pricing model with the following inputs:

	2024	2023
Grant date share price	C$2.84 - C$72.15	C$83.20 - $C161.20
Exercise price	C$5.25 - C$97.50	C$84.50 - $C159.25
Expected dividend yield	—	—
Risk free interest rate	2.91% - 4.20%	2.88% - 3.99%
Expected life	2.00 years	2.91 – 5.00 years
Expected volatility	66% - 103%	95% - 110%

Expected volatility was estimated by using the annualized historical volatility of the Company. The expected option life represents the period that options granted are expected to be outstanding. The risk-free interest rate is based on Canadian government bonds with a remaining term equal to the expected life of the options.

17

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and nine months ended September 30, 2024, and 2023

The following table is a summary of the Company’s share options outstanding as at September 30, 2024:

Options outstanding			Options exercisable
Exercise price	Number outstanding	Weighted average remaining contractual life [years]	Exercise price	Number exercisable
C$	#	#	C$	#
154.39	228	1.41	154.39	228
156.55	228	1.48	156.55	228
5.60	12,500	1.93	5.60	4,167
5.25	29,500	1.99	5.25	29,500
6.97	42,456	1.97	7.30	34,123

[ii] Performance Share Units (“PSUs”) and Restrictive Share Units (“RSUs”)

In May 2022, the Company established a performance share unit plan (“PSU Plan”) and a restrictive unit plan (“RSU Plan”), for directors, offers, employees and consultants of the Company. The Company’s Board determines the eligibility of individuals to participate in the PSU Plan and RSU Plan to align their interests with those of the Company’s shareholders.

No amounts are paid or payable by the individual on receipt of the PSUs and RSUs. Each PSU and RSU converts into one common share of the Company at $nil exercise price. The Company’s PSU Plan and RSU Plan provides that the number of common shares reserved for issuance may not exceed 10% of the aggregate number of common shares that are outstanding unless the Board has increased such limit by a Board resolution.

PSUs

There were no PSUs issued during the nine months ended September 30, 2024. As at September 30, 2024, there were no PSUs outstanding (December 31, 2023 – Nil).

During the nine months ended September 30, 2023, the Company converted 41,848 PSUs to Class B Subordinate Voting Shares. The PSUs were fully vested as of January 6, 2023, upon the filing of the MS Phase 1 IND. During the nine months ended September 30, 2023, 1,538 PSUs related to a former independent director who are no longer with the Company was forfeited.

RSUs

On February 23, 2024, the Company granted 846 RSUs pursuant to the shares for debt transaction (Note 11). The RSUs vested immediately upon grant and 846 Class B Subordinate Voting Shares were issued with a total fair value of $49,665, which was determined based on the share price of the Company on the date of the grant.

On August 23, 2024, the Company granted an aggregate of 32,690 RSUs at a price of $4.21 per unit for a total value of $137,625 based on the share price at the date of issuance. Each RSU granted vests the earlier of: (i) one year; and (ii) the successful implementation of the MS MAD study conducted by Ingenu of Australia, subject to acceleration in the event of a takeover bid or change of control. During the nine months ended September 30, 2024, the Company recognized $2,868 as share-based compensation expense and contributed surplus.

18

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and nine months ended September 30, 2024, and 2023

On September 6, 2024, the Company granted 7,500 RSUs at a price of $4.13 per unit for a total value of $31,009 based on the share price at the date of issuance, which was recognized as share-based compensation expense.  The RSUs vested immediately upon issuance and 7,500 Class B Subordinate Voting Shares were issued for the same value.

The change in the number of RSUs during the nine months ended September 30, 2024, is as follows:

Number of RSUs
#
Outstanding as at December 31, 2023	—
Granted	41,036
Converted to common shares	(8,346)
Outstanding as at September 30, 2024	32,690

The Company recognized share-based compensation as follows for the three and nine months ended September 30, 2024, and 2023:

	For the three months ended September 30,		For the nine months ended September 30,
	2024	2023	2024	2023
	$	$	$	$
Share options	31,547	5,797	200,814	1,925,492
RSUs	33,877	—	33,877	—
PSUs	—	—	—	458,253
Shares for services	—	16,000	—	16,000
Warrants for services	—	98,063	—	1,330,043
Other (i)	—	6,303	—	6,303
	65,424	126,163	234,691	3,736,091

i)	Share-based compensation related to share options and restricted share units issued by Celly and convertible into common shares of Celly.

13.   Non-controlling interests

Through the License Agreement, Quantum acquired 34.66% of Celly on July 31, 2023. As of September 30, 2024, the Company has a 24.15% (December 31, 2023 – 26.15%) ownership interest in Celly through common shares held in Celly. The non-controlling interest represents the common shares of Celly not attributable to the Company.

Reconciliation of non-controlling interest is as follows:

$
Balance, December 31, 2023	(327,501)
Net loss for the period	(616,790)
Balance, September 30, 2024	(944,291)

14. Loss per share

Net loss per common share represents net loss attributable to common shareholders divided by the weighted average number of common shares outstanding during the period.

For all the periods presented, diluted loss per share equals basic loss per share due to the anti-dilutive effect of warrants, share options, PSUs and RSUs. The outstanding number and type of securities that could potentially dilute basic net loss per share in the future but would have decreased the loss per share (anti-dilutive) for the nine months ended September 30, 2024, and 2023, are as follows:

	September 30, 2024	September 30, 2023
	#	#
Warrants	130,370	158,831
Share Options	42,456	38,977
RSUs	32,690	—
	205,516	197,808

19

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and nine months ended September 30, 2024, and 2023

15. General and administrative

Components of general and administrative expenses for the three and nine months ended September 30, 2024, and 2023 were as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2024	2023	2024	2023
	$	$	$	$
Professional fees	618,906	977,628	2,435,706	2,386,402
Investor relations	543,327	248,206	1,376,543	595,756
Salaries, wages and benefits	1,409,817	352,256	2,225,956	1,448,182
Consulting fees	281,326	247,542	704,779	1,073,413
Office and general administrative	288,702	734,146	638,731	2,047,564
Foreign exchange loss (gain)	107,952	512,111	97,810	108,107
	3,250,030	3,071,889	7,479,525	7,659,424

16. Segment information

Reportable segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker, with appropriate aggregation. The chief operating decision maker is the CEO who is responsible for allocating resources, assessing the performance of the reportable segment and making key strategic decisions. The Company operates in two segments: Biopharmaceutical and Strategic Investments.

The Company’s Biopharmaceutical segment is focused on furthering the research and development of the Company’s drug candidates and the development of a treatment for alcohol misuse for application in hospitals and other medical practices. The Biopharmaceutical segment primarily earns interest income on excess cash on hand invested in short-term guaranteed investment certificates.

The Company’s Strategic Investments segment is focused on generating returns and cash flow through the issuance of loans secured by residential property, with FSD Strategic Investments having a first or second collateral mortgage on the secured property.

The following tables summarize the Company's total current and non-current assets and current and non-current liabilities as of September 30, 2024, and December 31, 2023, on a segmented basis:

	As at September 30, 2024
	Biopharmaceutical	Strategic Investments	Total
	$	$	$
Current assets	6,860,179	6,983,513	13,843,692
Non-current assets	5,183,110	—	5,183,110
Current liabilities	3,681,035	—	3,681,035
Non-current liabilities	—	—	—

20

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and nine months ended September 30, 2024, and 2023

	As at December 31, 2023
	Biopharmaceutical	Strategic Investments	Total
	$	$	$
Current assets	3,897,317	7,187,988	11,085,305
Non-current assets	5,482,157	907,366	6,389,523
Current liabilities	4,565,566	—	4,565,566
Non-current liabilities	—	—	—

The following tables summarize the Company's interest income, total operating expenses, and net loss for the three and nine months ended September 30, 2024 and 2023 on a segmented basis:

	For the nine months ended September 30, 2024
	Biopharmaceutical	Strategic Investments	Total
	$	$	$
Interest expense (income)	(1,998)	(438,818)	(440,816)
Total operating expenses	9,894,725	307	9,895,032
Net (loss) income	(9,897,762)	438,511	(9,459,251)

	For the three months ended September 30, 2024
	Biopharmaceutical	Strategic Investments	Total
	$	$	$
Interest expense (income)	(14,107)	(149,761)	(163,868)
Total operating expenses	4,181,008	62	4,181,070
Net (loss) income	(4,165,026)	149,699	(4,015,327)

	For the nine months ended September 30, 2023
	Biopharmaceutical	Strategic Investments	Consolidated
	$	$	$
Interest income	(193,848)	(438,724)	(632,572)
Total operating expenses	21,988,188	184	21,988,372
Net (loss) income	(17,017,562)	438,540	(16,579,022)

	For the three months ended September 30, 2023
	Biopharmaceutical	Strategic Investments	Consolidated
	$	$	$
Interest income	(22,545)	(151,523)	(174,068)
Total operating expenses	3,311,874	3	3,311,877
Net (loss) income	(1,951,904)	820,704	(1,131,200)

21

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and nine months ended September 30, 2024, and 2023

17. Commitments and contingencies

Commitments

Lucid-MS Agreement

The Company has entered into a license agreement that governs the Lucid-MS compound. Under the terms of the agreement, the Company shall pay a yearly license maintenance fee of C$100,000 until the first commercial sale of a product is made.

Under the agreement the Company is committed to minimum milestone payments of $nil and maximum milestone payments of C$12,500,000 if all product development and regulatory milestones are met. Furthermore, the Company is also responsible to pay revenue milestone payments and royalties if revenue milestones from commercial sales are achieved. Milestones can be extended by mutual agreement. No payments have been made to date related to these milestones.

Contingencies

Legal Matters

From time to time, the Company is named as a party to claims or involved in proceedings, including legal, regulatory and tax related, in the ordinary course of its business. While the outcome of these matters may not be estimable at the reporting date, the Company makes provisions, where possible, for the estimated outcome of such claims or proceedings. Should a loss result from the resolution of any claims or proceedings that differs from these estimates, the difference will be accounted for as a charge to the condensed consolidated interim statements of loss and comprehensive loss in that period.

GBB Drink Lab, Inc.

GBB Drink Lab, Inc. (“GBB”) has filed a complaint with the United States District Court of Southern District of Florida, Fort Lauderdale Division against FSD Biosciences, Inc. and Quantum, claiming a material breach of a mutual non-disclosure agreement and misappropriation of trade secrets, which GBB claims has and continues to cause irreparable harm, valued, as of August 30, 2022 (prior to the misappropriation and material breach) at $53,047,000. On June 23, 2023, the Company filed a motion to dismiss the complaint. On July 3, 2023, GBB responded in opposition to the Company’s motion to dismiss the complaint. On August 24, 2023, the parties filed a proposed joint scheduling report with the U.S. District Court, which set forth various deadlines that would govern this action. Under the proposed joint schedule, which still needs to be approved by the U.S. District Court, the case would be trial-ready by June 2025.

The ultimate outcome of the matter cannot be determined at this time.

Raza Bokhari

On July 15, 2021, the Company’s former CEO, Raza Bokhari, filed a notice of arbitration seeking relief and support for breach of contract and severance and damages in the amount of $30,200,000, for aggravated and punitive damages in the amount of $500,000 and legal fees and disbursements associated with the arbitration.

Raza Bokhari was placed on administrative leave from his role as the Company’s Chief Executive Officer following the Company’s annual general and special meeting of shareholders on May 14, 2021, pending the outcome of an investigation of various concerns by a Special Committee comprised of independent directors using independent legal counsel. Upon the recommendation of the Special Committee, Raza Bokhari’s employment was terminated for cause by the Company’s board on July 27, 2021.

22

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and nine months ended September 30, 2024, and 2023

The Company disputed the allegations and counterclaimed against Raza Bokhari for losses sustained as a result of his alleged breaches of his duties to the Corporation. The arbitration hearing concluded in August 2022 and the arbitrator issued his decision in November 2022. Raza Bokhari’s claim for USD $30.2 million was dismissed in its entirety along with his claim that he had been wrongfully dismissed. The arbitrator ordered that Raza Bokhari repay certain monies to Quantum, while also holding him responsible for Quantum’s costs of the arbitration.

On December 9, 2022, Raza Bokhari filed an application in the Ontario Superior Court seeking to set aside the arbitral award of the court on the grounds that he was not treated equally and fairly and the arbitrator’s written award provided inadequate reasons for his decision.

On December 20, 2022, the Company’s legal counsel wrote to the Commercial List of the Ontario Superior Court of Justice seeking to transfer the application from the Civil List to the Commercial List. The request was granted on January 12, 2023.

On April 28, 2023, the court ordered the case to be heard at the Commercial List on September 27, 2023.

On September 27 and 28, 2023, the application to set aside the award and cost of ground of unfairness was dismissed. As Raza Bokhari lost the set aside application, the court ordered Raza Bokhari to pay the Company C$165,000 to cover the Company’s legal expenses.

On October 13, 2023, Raza Bokhari filed a “Notice of Motion for Leave to Appeal” with the Court of Appeal for Ontario.

On December 15, 2023, the Company submitted a responding party’s factum to the Court of Appeal for Ontario.

On February 6, 2024, the Ontario Superior Court of Justice affirmed the judgment and awarded an additional C$5,000 in costs considering Raza Bokhari’s failed motion for leave to appeal. As of the date hereof, the litigation is ongoing.

On May 31, 2024, the United States District Court for the Eastern District of Pennsylvania confirmed Quantum’s Petition to Confirm Arbitration Awards entered against Dr. Raza Bokhari.

On June 27, 2024, the US District Court for the Eastern District of Pennsylvania confirmed Quantum’s motion for entry of judgment and granted judgment in favor of Quantum of approximately USD 3 million.

18. Related party transactions

Related parties and related party transactions impacting the accompanying financial statements are summarized below and include transactions with the following individuals or entities:

Key management personnel

Related parties include directors, officers, close family members, certain consultants and enterprises that are controlled by these individuals as well as certain persons performing similar functions.

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

23

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and nine months ended September 30, 2024, and 2023

Transactions with key management and directors comprised of the following:

a)	Director’s compensation for the three and nine months ended September 30, 2024, was $31,294 and $131,010, respectively (2023 – $38,183 and $142,528).
b)

During the nine months ended September 30, 2024, the Company granted Nil (2023 – 6,154) PSUs to independent members of the Board. As at September 30, 2024, the PSUs had fully vested upon the filing of the MS Phase 1 IND on January 6, 2023 and were settled with the issuance of Class B Subordinate Voting Shares.

c)

During the nine months ended September 30, 2024, the Company granted the previous interim CEO, the current CEO, the Chief Operating Officer (“COO”) and the CEO of Lucid, Nil (2023 – 7,692) share options each with an exercise price of C$84.50 and an expiry date of January 25, 2028. All options were fully vested on grant. Each share option can be exercised to acquire one Class B Subordinate Voting Share.

d)

During the nine months ended September 30, 2024, the Company issued 10 Class A Multiple Voting Shares for aggregate gross proceeds of approximately C$108 to Xorax Family Trust (“Xorax”), a trust of which Zeeshan Saeed, the Chief Executive Officer and Co- Chairman of Quantum is a beneficiary, and Fortius Research and Trading Corp. (“Fortius”), a corporation controlled by Anthony Durkacz, a Co-Chairman of Quantum. On August 15, 2024, the Company closed a non-brokered private placement and issued 4 Class A Multiple Voting Shares at a price of C$18 per Class A Multiple Voting Share for aggregate gross proceeds of C$72 to Xorax and Fortius, with each entity receiving 2 Class A Multiple Voting Shares. On September 13, 2024, the Company closed a non-brokered private placement and issued 6 Class A Multiple Voting Shares at a price of $6 per Class A Multiple Voting Share for gross proceeds of C$36 to Xorax and Fortius, with each entity receiving 3 Class A Multiple Voting Shares. The participation by such insiders in each of the private placements is considered a “related-party transaction” within the meaning of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Company relied on exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101 contained in respectively, sections 5.5(a) and 5.7(1)(a) of MI 61-101 in respect of related party participation in each private placement as neither the fair market value (as determined under MI 61-101) of the subject matter of, nor the fair market value of the consideration for, the transaction, insofar as it involved the related parties, exceeded 25% of the Company’s market capitalization (as determined under MI 61- 101).

e)

During the nine months ended September 30, 2023, the Company entered into a secured loan agreement with the CEO for C$1,200,000, with monthly payments of C$6,000 based on an annual interest rate of 6%. The loan matures on April 26, 2025, and is part of FSD Strategic Investments’ portfolio of loans. The loan is secured by a second charge mortgage on the underlying residential property. During the nine months ended September 30, 2024, a payment of C$400,000 was made by the CEO.

f)

During the nine months ended September 30, 2023, the Company issued 1,539 warrants for consulting services to certain independent members of the Board of Directors with a fair value of $533,206, prior to them joining the Board of Directors. The Company determined the fair value of the services received could not be measured reliably and determined the fair value using the Black-Scholes model.

Key management personnel compensation during the three and nine months ended September 30, 2024, and 2023 is comprised of:

	For the three months ended September 30,		For the nine months ended September 30,
	2024	2023	2024	2023
	$	$	$	$
Salaries, benefits, bonuses and consulting fees	1,217,268	374,667	1,693,796	1,047,111
Share-based payments	21,530	—	2,366,146	1,963,983
	1,238,798	374,667	4,059,942	3,011,094

As at September 30, 2024, the Company owed an executive officer $Nil (December 31, 2023 - $140,012), for legal fees incurred by the Company and paid by the executive officer on behalf of the Company. The amount owed is recorded within trade and other payables.

As at September 30, 2024, the Company has $Nil owing to related parties included in accounts payable and accrued liabilities (December 31, 2023 - $Nil).

24

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and nine months ended September 30, 2024, and 2023

19. Capital Management

The Company’s capital management objectives are to maintain financial flexibility to complete the research and development of a proprietary formulation of natural ingredients, vitamins, and minerals to help with liver and brain function for the purposes of quickly relieving individuals from the effects of alcohol consumption.

The Company defines capital as the aggregate of its capital stock and borrowings.

As at September 30, 2024, the Company’s share capital was $149,080,937 (December 31, 2023 – $137,778,485). The Company does not have any long-term debt. Outstanding notes payables were assumed on the acquisition of Prismic and are due on demand.

The Company manages its capital structure in accordance with changes in economic conditions. To maintain or adjust its capital structure, the Company may elect to issue or repay financial liabilities, issue shares, repurchase shares or undertake any other activities as deemed appropriate under specific circumstances. The Company is not subject to any externally imposed capital requirements.

20. Subsequent Events

On October 7, 2024, the Company announced that Celly had signed a Master Distribution Agreement with FUSION Distribution Group for unbuzzd™, its alcohol metabolism beverage product, across Puerto Rico, the Caribbean, and parts of Central and South America. The product was available in Ready-to-Mix powder format on Amazon, with Ready-to-Drink cans planned for future release through FUSION's distribution network.

On October 20, 2024, the Company filed a complaint in the U.S. District Court for the Southern District of New York against CIBC World Markets, Inc., RBC Dominion Securities Inc., and John Does 1-10. The complaint alleges market manipulation through spoofing activities between January 1, 2020, and August 15, 2024, seeking damages exceeding USD 700 million related to the sale of approximately 90 million shares. The matter is currently in its initial legal proceedings phase.

On October 29, 2024, the Company announced that its subsidiary, Huge Biopharma Australia Pty Ltd, had initiated sentinel dosing in a Phase 1 clinical trial for Lucid-MS, a potential multiple sclerosis treatment, in Australia. The randomized, double-blind, placebo-controlled trial was designed to evaluate the safety and pharmacokinetics of Lucid-MS in healthy adult participants, marking a significant step toward Phase-2 efficacy trials.

On October 31, 2024, the Company successfully further reduced its outstanding debt to a creditor, which was previously reported in the balance sheet at approximately $611,000. The debt has been reduced to approximately $211,000, representing a significant reduction of approximately $400,000.

On November 5, 2024, the Company successfully settled its total outstanding debt to a creditor, which was previously reported on the balance sheet at approximately $278,000.

25